5985 McLaughlin Road

Mississauga, Ontario Canada L5R 1B8

T:  905 361 3660 / F:  905 361 3626

December 29, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Division of Corporation Finance

Re:          Hydrogenics Corporation

Registration Statement on Form F-3

Registration Statement No. 333-162998

Dear Sir or Madam:

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests acceleration of effectiveness of the above-captioned Registration Statement on Form F-3 to 5:00 p.m. (Washington D.C. time) on December 31, 2009, or as soon thereafter as practicable.

In addition, Hydrogenics Corporation  (the “Company”) acknowledges that:

•             should the U.S. Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•             the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•             the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please feel free to contact me by telephone at (905) 361-3633, by fax at (905) 361-3626 or by e-mail at ldavis@hydrogenics.com.

By:	HYDROGENICS CORPORATION

/s/ Lawrence E. Davis
Name: Lawrence E. Davis
Title: Chief Financial Officer